03032457

File No. 82-5089

ZURICH
FINANCIAL SERVICES

BY COURIER
Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
USA - Washington, D.C. 20549

RECEIVED OCT - 2 2003 SEC MAIL PROCESSING WASH, D.C. 188 SECTION

SUPPL

Your reference File No. 82-5089
Our reference AC/eh
Date 10/01/2003

Zurich Financial Services / File No. 82-5089;
Information furnished to maintain Rule 12g 3-2 (b) exemption

Zurich Financial Services
Mythenquai 2
P.O. Box
8022 Zurich
Switzerland
Phone +41 (0)1 625 25 25
http://www.zurich.com
Dir. phone +41 (0)1 625 25 24
Dir. fax +41 (0)1 625 36 06
andres.christen
@zurich.com

Dear Sirs

Enclosed herewith please find the English version of the following press release:

- "Sale of Threadneedle to American Express Completet" dated October 10, 2003.

Should there be any queries or comments please do not hesitate to contact us.

PROCESSED
OCT 07 2003
THOMSON FINANCIAL

Yours sincerely
Zurich Financial Services
Legal Department

pp. E. Hellster

Andres Christen

dlw 10/2

Enclosure

Media Release

ZURICH
FINANCIAL SERVICES

Sale of Threadneedle to American Express Completed

Zurich Financial Services
Media and Public Relations
Mythenquai 2
P.O. Box
8022 Zurich
Switzerland

Phone +41 (0)1 625 21 00
Fax +41 (0)1 625 26 41
media.info@zurich.com
http://www.zurich.com

Zurich, October 1, 2003 – Zurich Financial Services Group (Zurich) today announced the completion of the sale of Threadneedle Asset Management Holdings Ltd (Threadneedle) to American Express Financial Corporation. This transaction was announced on June 16, 2003. The transaction value of approximately GBP 340 million (approximately USD 565 million at current exchange rates) was paid in cash on completion.

Threadneedle will maintain its close working relationship with Zurich's U.K. distribution network, which will continue to have access to Threadneedle investment products and services.

Zurich Financial Services is an insurance-based financial services provider with an international network that focuses its activities on its key markets of North America, the United Kingdom and Continental Europe. Founded in 1872, Zurich is headquartered in Zurich, Switzerland. It has offices in more than 50 countries and employs about 64,000 people.

For further information please contact:
Zurich Financial Services, Media and Public Relations, 8022 Zurich, Switzerland
Phone +41 (0)1 625 21 00, Fax +41 (0)1 625 26 41
http://www.zurich.com
SWX Swiss Exchange/virt-x: ZURN